

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via E-mail
James W. Griffith, Chief Executive Officer
The Timken Company
1835 Dueber Avenue, S.W.
Canton, Ohio 44706

> **RE:** **The Timken Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No 1-01169**

Dear Mr. Griffith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Contractual Obligations, page 36

1. You disclose that you expect an increase in pension expense by approximately $19 million in 2012. Please tell us whether the $19 million includes the impact on plan income of the $165 million of contributions that you expect to make to your global defined benefit pension plans. We note your disclosure on page 67 that the estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $82.8 million. We note from your tabular disclosure on page 64 that amortization of net actuarial loss for 2011 was $56.0 million. Given your disclosures it appears that amortization of actuarial loss will increase in for FY 2012 by $16.8 million ($82.8 million – 56.0 million). Please tell us also whether the $19 million referenced above includes the impact of the $16.8 million increase in amortization of actuarial loss.

Note 12 – Retirement Benefit Plans, page 64

2. The disclosure on page 47 shows that the $218.1 million <u>after-tax</u> "Pension and postretirement liability adjustment" loss materially impacted your reported $192 million comprehensive income for 2011. The disclosure on page 66 indicates that this $349.1 million <u>pre-tax</u> adjustment loss ($1,348.2 – $999.1) was primarily comprised of a $404.6 million 2011 net actuarial loss. Since 2008, these net actuarial losses have exceeded $1 billion and the <u>pre-tax</u> net actuarial loss amount within the accumulated other comprehensive loss component of your December 31, 2011 equity balance is now $1.3 billion. The disclosure on page 54 states that the total December 31, 2011 <u>after-tax</u> pension and post-retirement loss amount deducted from total equity is $928.3 million which is material to your $2.042 billion total equity. The specific causes of these losses, and the corresponding impact on total equity, and on future earnings and cash flows should be clarified in MD&A.

3. The disclosures under the "Shareholders Equity" MD&A caption have attributed the actuarial losses to changes in discount rates and to under-performing plan assets. Given the material impact on 2011 comprehensive income, and the aggregate $1 billion pre-tax adverse impact since 2008, this disclosure should be significantly expanded to explain and quantify the extent to which the changes in rates and changes in returns caused these actuarial losses. The $1 billion adverse impact cannot be reasonably inferred from the existing disclosures given that: your discount rate has apparently only changed from 6.3% to 5.75% since 2007; the disclosed $5 million approximate expense impact of a .25 change in the rate; your expected return on plan assets has only changed from 8.75% to 8.5% since 2007; the disclosed $5-$6 million approximate expense impact of a .25 change in the assumed return; and that your actual return on plan assets has equaled or exceeded your assumption in three of the last five years. A substantive and informative disclosure about the cause and effect of these actuarial losses would enable investors to better understand the material adverse impact on historical comprehensive income and equity. It may be necessary to distinguish between the manner in which these actuarial losses impact net income, comprehensive income, and equity. The disclosure should also enable investors to understand how the causal factors could impact your equity, future plan contributions, and your operating results in future periods. In this regard, we understand that your actuarial loss amortization expense is expected to increase to $82.8 million in 2012 which is material to both operating income and pre-tax income. However, the existing MD&A disclosure does not specifically address this fact or the causes of the increase or the factors that could cause an increase or decrease in your future amortization expense. Any variability and/or uncertainties regarding the tax treatment of these actuarial losses should also be disclosed in light of the valuation allowances disclosed on page 79. Further, the liquidity implications should be more fully addressed given that Plan contributions have materially impacted your operating cash flows in each period. See Section 501.12.b.4 of the Financial Reporting Codification.

Please show us your proposed disclosure that you intend to include in future filings that explains the material changes period over period for actuarial losses and your enhanced liquidity discussion in response to changes in your benefit obligation.

4. On page 66 you disclose that your accumulated other comprehensive loss includes a net actuarial loss of $1.3 billion. 2011 net periodic pension cost included $56 million amortization of net actuarial loss. Given the wide disparity between your accumulated loss and your annual amortization, please provide us with an analysis that clearly addresses your compliance with ASC 715-30-35-24 and any other relevant guidance. Include your calculations of net actuarial loss amortization for 2011, 2010 and 2009. Also, please tell us the average remaining service period used in your calculation for each period and explain any material changes in the average service period year over year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief